CLARIENT, INC.

31 Columbia

Aliso Viejo, CA  92656-1460

June 22, 2009

VIA FACSIMILE (703) 813-6963 AND EDGAR CORRESPONDENCE

Securities and Exchange Commission

Division of Corporation Finance

Office of Beverages, Apparel and Health Care Services

100 F Street, North East

Washington, D.C. 20549

Re:	Clarient, Inc.
Annual Report on Form 10-K FYE 12/31/08
Filed March 19, 2009 and amended April 30, 2009
File No. 0-22677
Responses to United States Securities and Exchange Commission Staff (“Staff”) comments made by Letter dated June 9, 2009

Ladies and Gentlemen:

Set forth below are the responses of Clarient, Inc. (the “Company”) to Staff comments made by letter dated June 9, 2009 (the “Comment Letter”) in connection with our Annual Report on Form 10-K for the fiscal year ended December 31, 2008 filed March 19, 2009 and amended April 30, 2009 (File No. 0-22677).  Our responses are preceded by a reproduction of the corresponding Staff comments as set forth in the Comment Letter

Critical Accounting Policies and Estimates, page 40

1.             We note your accounting policy with respect to your long-lived assets on page 59.  Please address the following:

a)             In light of the recent economic condition and your financial performance with continuing net losses and negative operation cash flows in each of the past three years, explain to us what consideration you gave to testing your long-lived assets for impairment pursuant to paragraph 8(e) of SFAS 144.

b)            If you tested your long-lived assets for possible impairment, please discuss the significant assumptions and estimates underlying your long-lived assets impairment analyses.

c)             Please disclose the sensitivity of your impairment analysis to management’s assumptions and estimate.  Describe the assumptions you used and provide information as to known trends, uncertainties in your estimates, or other factors that may result in, or that are reasonably likely to result in, any impairment charges in future periods.

Company Response:

Consideration to Testing Long-lived Assets for Impairment

The Company reviews major long-lived assets for purposes of impairment at year end and during the year, if/when circumstances indicate a review is warranted, such as the deterioration of forecasted future cash flows or other permanent adverse changes in the Company’s business.

The Company is less than five years into executing its current business strategy of exclusively providing laboratory diagnostic services for the assessment of cancer.  The Company has realized net losses and negative cash flows from operations in each of the past three years, though the Company’s revenue has significantly increased during such time, including a 72% increase in 2008 revenue as compared to the prior year.  Revenue growth continued in the first quarter of 2009 as compared to the fourth quarter of 2008.  These revenue trends indicate that the recent economic conditions have not adversely affected the diagnostic laboratory sector to the same degree as other industries.

Management expects that the Company will achieve the requisite level of revenue in 2009 to adequately offset the fixed and semi-fixed costs of operating its business, resulting in operating income for the year ended December 31, 2009.  Nonetheless, the Company acknowledges that paragraph 8(e) of SFAS 144 requires a long-lived asset group to be tested for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable.  Such indicators include current-period operating and/or cash flow loss, combined with a history of operating and/or cash flow losses.

As part of its financial statement preparation process for the year ended December 31, 2008, the Company considered the potential impairment of its asset group under the guidance of SFAS 144, which comprised the entire laboratory operation, representing the lowest level of the Company’s separately identifiable cash flows.   The Company carefully evaluated the assumptions within its five-year operating and cash flow projection in light of 2008 actual results and other relevant factors.

The five-year operating and cash flow projection was utilized in determining the undiscounted cash flows expected to be generated by its asset group through continuing operations.  Such undiscounted cash flows for 2009 through 2013 were next compared to the carrying amount of the asset group as of December 31, 2008.

The assumptions within the undiscounted cash flow model (net of cash outflows necessary to obtain such cash inflows) utilized a best-estimate approach (rather than a probability-weighted approach).  In summary, the model included senior management’s reasonable and supportable assumptions, which took into account the Company’s historic revenue growth, an expanded menu of available cancer diagnostic tests, and the application of an extensive “bottoms-up” analysis of revenue targets by salesperson for each U.S. sales territory in order to determine appropriate revenue inputs.  A percentage of such monthly revenue was utilized to determine anticipated cash collections in 2009 through 2013, based on a historical ratio of monthly revenue to collections.  The model also included proportional operating cash outflows required to support expected annual revenue growth, largely based on the Company’s historical trends of gross margin and operating expenses as a percentage of revenue.

The substantial value of net cash flows expected to be generated by the Company’s asset group for the five-year period of 2009 through 2013, less the carrying amount of the asset group as of December 31, 2008, did not indicate that further impairment analysis was warranted.  The conclusion was further supported by the Company’s December 31, 2008 market capitalization of $126 million compared to the carrying value of net assets of $(4.7) million as of such date.

Significant Assumptions and Estimates and Disclosure of the Sensitivity of the Impairment Analysis

In future filings, as requested by the Staff, the Company will include additional disclosure within its “Long-Lived Assets” section of the “Summary of Significant Accounting Policies” footnote to discuss significant estimates and underlying assumptions used, as it relates to the Company’s assessment of potential impairment of its long-lived assets. The Company will also include additional disclosure within its “Significant Risks and Uncertainties” footnote to discuss relevant factors that may result in, or are reasonably likely to result in (as applicable), impairment charges in future periods.

Revenue Recognition, page 40

2.             We note you recognize revenue for diagnostic testing and interpretive services at the time of completion of services.  We also note that amounts are billed to various payors based on the contracted rate or in certain instances, your estimate of such rate or the amount expected to be collected.  In addition, you record adjustments resulting from the difference between actual collections and estimated billings in the period realized.  Please address the following:

a)                                      For the various payors, discuss how the fee you realize for your services can vary and your ability to predict and control those factors.  Also disclose how you formulate your estimates and what your key assumptions and judgments are in the estimates for each type of payor.  Discuss how your revenue recognition policy meets the fixed and determinable fee criteria of SAB Topic 13.

b)                                     For each period presented, quantify and discuss the amount of adjustments recorded related to prior period revenues that you recorded during the current period.

c)                                      Quantify and discuss the reasonably possible effects that a change in estimate of your significant assumptions could have on your revenue recognition.

d)                                     Discuss your revenue policy as it pertains to collectibility criteria of SAB Topic 13 considering that your allowance for doubtful accounts represents 28% of accounts receivable as of December 31, 2008 and the collectibility of receivables is subject to complete and correct billing within the various filing deadlines.  We also note that you recorded bad debt expense at a rate of 16.5% of revenues for 2008.

Company Response:

Revenue Recognition Overview

The Company respectfully notes that the Staff’s Accounting Bulletin, Topic 13: Revenue Recognition (“SAB 104”), within paragraph 1 states, “The accounting literature on revenue recognition includes both broad conceptual discussions as well as certain industry-specific guidance.  If a transaction is within the scope of specific authoritative literature that provides revenue recognition guidance, that literature should be applied”.

The Company further notes that the AICPA’s Audit and Accounting Guide, Health Care Organizations (with conforming changes as of May 1, 2008) (the “Guide”) states in Preface section xi, “This guide applies to health care organizations that are either (a) investor-owned businesses or (b) not-for-profit enterprises…..This guide applies to the following types of heath care organizations…laboratories…”

The Company’s operations consist of providing diagnostic laboratory services for the assessment of cancer.  The Company therefore meets the definition of a healthcare organization within the scope of the Guide.  The Guide contains industry-specific revenue recognition guidance, which has been applied to the Company’s revenue transactions, and is briefly discussed below.

The Guide in paragraph 1.26 of Chapter 1 states, “In general, gross service revenue is recorded in the accounting records on an accrual basis at the provider’s established rates, regardless of whether the health care organization expects to collect that amount. Provisions recognizing contractual adjustments and other adjustments (see examples in paragraph 5.02) are recorded on an accrual basis and deducted from gross service revenue to determine net service revenue. For financial reporting purposes, gross revenue does not include charity care (see discussion in paragraph 10.03) and service revenue is reported net of contractual and other adjustments in the statement of operations.”  Paragraph 5.03 of the Guide further states, “Revenue and the related receivables for health care services usually are recorded in the accounting records on an accrual basis at the provider’s fully established rates. The provision for contractual adjustments (that is, the difference between established rates and third-party payor payments) and discounts (that is, the difference between established rates and the amount collectible) are recognized on an accrual basis and deducted from gross service revenue to determine net service revenue. Contractual adjustments, discounts, and an allowance for uncollectibles are recorded to report the receivables for health care services at net realizable value. Estimates of contractual adjustments, other adjustments, and the allowance for uncollectibles are reported in the period during which the services are provided even though the actual amounts may become known at a later date. This later date may be (a) when the person is discharged, (b) subsequent to discharge or completion of service, (c) when the third party is billed, or (d) when payment or partial payment is received.”   SOP 00-1 — Auditing Health Care Third-Party Revenues and Related Receivables states in paragraph 3, “…the Guide requires that patient revenues be reported net of provisions for contractual and other adjustments.  As a result, patient receivables, including amounts due from third-party payors, are also reported net of expected contractual and other adjustments.  However, amounts ultimately realizable will not be known until some future date, which may be several years after the period in which the services were rendered”.

Under the provisions of the Guide, the Company records revenue (net of contractual allowances) on an accrual basis.  Concurrent with initial recognition of revenue and receivables, the Company evaluates the collectibility of the receivables and records bad debt expense, based on the Company’s history of collections.   The Company performs limited charity care, and in such instances, records no revenue.  To the extent that actual reimbursements differ from the amount originally recognized, a revenue adjustment is recorded to the period that the actual reimbursement becomes known, which is in accordance with paragraph 5.08 of the Guide.  The Company assesses its contractual allowances and bad debt allowances at least quarterly, based upon its evaluation of historical settlement experience with customers, industry reimbursement trends, and other relevant factors.  The Company believes that its aforementioned accounting treatment is consistent with the interpretation and practices followed by other registrants that provide health care services and adheres to the Guide.

Accordingly, the Company believes that it has adhered to GAAP with respect to recognition, measurement, and classification of revenue.   The Company is aware that the current version of the Guide is undergoing revision by a task force of the AICPA’s Health Care Expert Panel. As part of that proposed rewrite, considerations related to revenue recognition for self-pay patients (see response to section 2(d) below) will explicitly be addressed (currently, such considerations are not explicitly addressed), and may change industry practice.

a)           The Company believes that its revenue-generating, laboratory services have the requisite “fixed or determinable sales price” under the guidance of SAB 104.  Specified fee schedules and direct contractual relationships are the basis for the “fixed or determinable sales price”, as described below for each payor classification.

Governmental (primarily Medicare): The Company’s list price schedule for Governmental is based upon a fixed multiple of the Medicare fee schedule, published by the Center for Medicare Services (“CMS Schedule”). The amount the Company recognizes as revenue is net of contractual allowance adjustments. The contractual allowance reduces the list price to the amount ultimately expected to be approved and reimbursed by Medicare, based upon the CMS Schedule.  The CMS Schedule provides for a high degree of precision in estimating a fixed or determinable sales price.

Contracted Private Health Insurers (“CPHI”):  The Company’s list price schedule for CPHI is based upon a multiple of the CMS Schedule.  These fee schedules, net of contractual allowances, provide the basis for the amount the Company recognizes as revenue for CPHI transactions and provides a high degree of precision for a fixed or determinable sales price.

Clients (pathologists, hospitals, clinics):  The Company’s list price schedule for Clients, and associated revenue recognized, is based upon negotiated contract fee schedules.  These fee schedules provide a high degree of precision for a fixed or determinable sales price.

Non-Contracted Private Health Insurers (“NCPHI”):  The Company’s list price schedule for NCPHI is based upon a fixed multiple of the CMS Schedule.  The amount the Company recognizes as revenue includes a contractual allowance adjustment, reducing the list price to the amount ultimately expected to be approved and reimbursed by NCPHI. The Company assesses its expected fee table for NCPHI on at least a quarterly basis, which considers historical collection experience, industry reimbursement trends, and other relevant factors, resulting in a reliable basis for establishing a fixed or determinable sales price.

Direct Bill Patients:  The Company’s list price for Direct Bill Patients is based upon a standard fixed multiple of the CMS Schedule, providing a reasonable basis for a fixed or determinable sales price.

Indirect Bill Patients: The Company’s list price for Indirect Bill Patients result from the patient’s co-pay or deductible obligation with their primary insurance payor. Recognized revenue is based upon the Indirect Bill Patients’ insurance co-pay or deductible, providing a reasonable basis for a fixed or determinable sales price.

For Governmental, CPHI, Clients, and NCPHI payors, to the extent that authorized reimbursements differ from the Company’s originally estimated amounts, an appropriate adjustment to revenue is recorded to the period that the actual net reimbursement becomes known, which is in accordance with the industry-specific accounting guidance noted above.

b)            The Company previously outsourced responsibility for billing and collections for its laboratory services to a third-party.  The Company established an internal billing and collection department during 2008, in order to improve the quality of its collection efforts and reduce processing costs. Information pertaining to revenue adjustments, which relate to periods prior to June 2008 is limited, and the Company does not have the ability to obtain additional information from the Company’s former third-party billing provider.  Though the Company’s available revenue adjustment data for the first half of 2008 and prior periods is limited, the Company does not believe that such adjustments were material.  As a point of reference supporting this assertion, the Company has detailed information regarding subsequent revenue adjustments recorded in its new billing system.  Such net adjustments recorded between January and May 2009 related to services occurring between June and December 2008 were less than $50 thousand, which is considered to be immaterial in the aggregate.

c) The Company’s primary revenue estimate relates to its contractual allowances.  The company believes that it records revenue with a high degree of precision as described in the responses above.  Accordingly, the Company does not believe that it is reasonably possible that changes in its significant assumptions would have a material effect on revenue recognition.

d)  The Company acknowledges that it has incurred significant bad debt expense, particularly in 2008, resulting in its allowance for doubtful accounts representing 28% of gross accounts receivable as of December 31, 2008.  In the course of preparing its quarterly and annual filings, the Company has considered the guidance of SAB 104, which among other factors, requires a reasonable assurance of collectability for revenue recognition.  Sections 1.26 and 5.02 of the Guide and paragraph 3 of SOP 00-1 (included above) were also considered.

The Company believes that the “collectibility is reasonably assured” criterion of SAB 104 for Governmental, CPHI, Clients and NCPHI payors is met.  These payors represent established, credit-worthy entities such as governmental agencies, hospitals, and pathology practices.  As discussed in the response to 2(a) above, the revenue recognized for such payors is based on a “fixed or determinable” sales price.

The Company follows applicable industry-specific GAAP for Direct Bill Patients and Indirect Bill Patients.    As noted above, SAB 104 states, “If a transaction is within the scope of specific authoritative literature that provides revenue recognition guidance, that literature should be applied”.  Revenue is recognized from Direct Bill Patients and Indirect Bill Patients at the amount billed (which is fixed or determinable as discussed in the response to section 2(a) above).  The Company concurrently reduces such receivables in aggregate to their estimated net realizable value through the recording of bad debt expense and an allowance for doubtful accounts.

In general, the Company’s methodology for the calculation of bad debt expense is the product of a bad debt expense percentage multiplied by revenue (net of contractual allowances).  The bad debt expense percentage is a function of a rolling calculation of historical receivable write-offs as a percentage of historical revenue (“historical loss percentage”).  The historical loss percentage is uniformly applied against revenue (net of contractual allowances) recorded by the Company for all payor classes, resulting in the bad debt expense recognized during the period.  These estimates are validated through certain balance sheet analyses.  The Company believes that its historical loss percentage data provides a reasonable basis for calculating its bad debt expense.

The Company acknowledges that complete and accurate billing is an integral component in generating a valid and collectible receivable.  The Company does not believe that incomplete or inaccurate billings played a significant part in its recording of $12.2 million in bad debt expense in 2008.

From time to time, certain collection difficulties may be identified and require a specific allowance.  In 2008, such incremental difficulties were identified, as discussed below.

Of the $12.2 million 2008 expense, $7.2 million specifically relates to uncollectible amounts previously serviced by the Company’s former third-party billing and collection service provider (“Third Party Provider”).  On June 1, 2008, the Company transitioned to an in-house billing and collection department and on November 6, 2008, the Company terminated the contract with its Third Party Provider. At the date of termination, the Third Party Provider transferred collection responsibility of the then remaining $6.6 million of accounts receivable related to dates of service prior to June 1, 2008.  Subsequent to termination, the Company identified various collection difficulties with the receivables previously billed by the Third Party Provider.  Accordingly, the Company increased its bad debt reserves for these transferred receivables, resulting in a $6.3 million allowance for doubtful accounts against these receivables as of December 31, 2008.  In 2008, the Company also experienced challenges implementing and administering its in-house billing and collection system.  These anomalous events caused the relationship of the Company’s bad debt expense to revenue to increase in 2008.  It also caused the relationship of the Company’s allowance of doubtful accounts to gross accounts receivable to increase at December 31, 2008 pending processing write-offs of accounts transferred from the Third Party Provider.  While the Company expects that its in-house billing and collection efforts will result in improved collection experience prospectively, the Company continues to base its bad debt expense estimates primarily on historical experience.

Allowance for Doubtful Accounts and Bad Debt Expense, page 41

3.             We note your table of gross accounts receivable by payor class.  In addition, please also disclose a schedule of aging of accounts receivable grouped by payor classification in a comparative tabular format.  The aging schedule may be based on management’s own reporting criteria (i.e. unbilled, less than 30 days, 30-60 days, etc.) or some other reasonable presentation.  The information should indicate the past due amounts.  In addition, if you have disputed amounts or otherwise that are pending approval from third party payors, provide the balances of such amounts, where they have been classified in your aging categories, and what payor classification they have been grouped with.

Company Response:

In future filings, as requested by the Staff, the Company will include a schedule of aged accounts receivable, grouped by payor classification in a comparative tabular format  (i.e. unbilled, currently due, 1-30 days past due, 31-60 days past due, and so forth, separated by governmental payors, private health insurers, clients, and patients)  To the extent that certain of the Company’s accounts receivable are in dispute, and not specifically reserved within the allowance for doubtful accounts at each period end, such amounts will be quantified and  identified within an accompanying legend.  Such disclosure will be included within the Company’s “Significant Risks and Uncertainties” footnote.

(1) Description of Business, Going Concern, and Basis of Presentation, page 56

(b) Going Concern, page 56

4.             We note your disclosure that your results of operations and level of cash collections in 2009 and beyond must exceed your 2008 results as a part of your financial covenants on your amended credit facilities.  Please disclose how the agreement defines results of operations and level of cash collections and disclose the thresholds that must be met to be in compliance with your financial covenants.

Company Response:

Footnotes 8 and 16 of the consolidated financial statements as contained in the Company’s 2008 Annual Report on Form 10-K include the financial covenant definitions associated with the Company’s credit facilities in 2008, as amended in February 2009.  Such credit facilities did not and do not include, nor define, the noted terms of “results of operations and level of cash collections,” however, the Company’s results of operations and level of cash collections directly impact its ability to maintain compliance with covenants through the maturity dates of the credit facilities.  In future filings, as requested by the Staff, the Company will clarify and expand its discussion regarding achieving necessary “results of operations and level of cash collections” as it relates to the compliance with financial covenants within its “Going Concern” footnote (as applicable) and the “Liquidity and Capital Resources” section within Management’s Discussion and Analysis.

Valuation and Qualifying Accounts, page 92

5.                                       Please discuss if you record a contractual allowance for your revenue account and provide a roll forward of that account per Rule 12-09 of Regulation S-X.

Company Response:

The Company records revenue net of contractual allowances for all contracted payors, and records revenue based on the estimated amounts it expects to collect for non-contracted payors based on historical experience, as required by paragraph 10.20 of the Guide.  Adjustments periodically result from amounts ultimately collectible, as compared to the Company’s estimate (e.g. realizable revenue) for such contracted and non-contracted payors.  The Company recognizes the associated revenue adjustment in subsequent periods, though such adjustments are not typically significant, and are commonplace in the laboratory services industry.

The Company does not maintain a contractual allowance valuation account for contracted or non-contracted payor transactions.   The recorded revenue amounts represent the Company’s best estimate of net realizable accounts receivable and revenue from contracted and non-contracted payors.  The Company further notes that its registrant peers in the laboratory services industry do not generally utilize a valuation account for contractual allowances.  The Company therefore does not believe that additional roll forward disclosure, pursuant to Rule 12-09 of Regulation S-X, is applicable due to the aforementioned factors.

Exhibits

6.             We note that you have not filed in all schedules, attachments, appendices, etc. to exhibits 10.1, 10.2, and 10.3 to the Form 8-K filed August 5, 2008 and exhibits 10.1 to the Form 8-K filed March 27, 2009.  Please file the agreements in their entirety.

Company Response:

The Company intends to file amendments to the Current Reports on Form 8-K, which were originally filed August 5, 2008 and March 27, 2009, to include the above-referenced agreements, and collateral schedules, in their entirety.

*              *              *

In connection with our responses to the Comment Letter, we acknowledge that:

•      we are responsible for the adequacy and accuracy of the disclosure in the filing;

•      staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•      we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding the responses set forth herein, or require any additional information, please do not hesitate to contact me at (949) 425-5700, or Shiv Grewal, the Company’s legal counsel, at (949) 725-4119.

Very truly yours,

CLARIENT, INC.

/s/ Raymond J. Land
Raymond J. Land
Senior Vice President and Chief Financial Officer